UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Trump Entertainment Resorts, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

89816T202

(CUSIP Number)

March 8, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Kings Road Holdings XIV Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,540,293 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,540,293 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,293

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Management Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,540,293 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,540,293 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,293

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Recovery Fund GP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,540,293 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,540,293 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,293

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.4%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Recovery Fund L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,540,293 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,540,293 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,293

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Management L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,540,293 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,540,293 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,293

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.4%

12.	Type of Reporting Person (See Instructions) IA

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Equities Partners LLP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,540,293 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,540,293 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,293

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Polygon Global Partners LP

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,540,293 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,540,293 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,293

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.4%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Reade E. Griffith

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,540,293 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,540,293 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,293

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.4%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 89816T202

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Patrick G. G. Dear

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,540,293 (See Item 4(a))

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,540,293 (See Item 4(a))

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,293

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 14.4%

12.	Type of Reporting Person (See Instructions) IN

Item 1(a).	Name of Issuer:

Trump Entertainment Resorts, Inc. (“Trump”).

Item 1(b).	Address of Issuer’s Principal Executive Offices:

15 South Pennsylvania Avenue, Atlantic City, New Jersey 08401

Item 2(a).	Name of Person Filing
Item 2(b).	Address of Principal Business Office
Item 2(c).	Citizenship

This Schedule 13G is filed on behalf of Kings Road Holdings XIV Ltd., Polygon Management Ltd., Polygon Recovery Fund GP, Polygon Recovery Fund L.P., Polygon Management L.P., Polygon Equities Partners LLP, Polygon Global Partners LP, Mr. Reade E. Griffith and Mr. Patrick G.G. Dear (the “Reporting Persons”).

Kings Road Holdings XIV Ltd. (“KRH”)
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: Cayman Islands, British West Indies

Polygon Management Ltd. (the “General Partner”)
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: Cayman Islands, British West Indies

Polygon Recovery Fund GP (“PRFGP”)
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: Cayman Islands, British West Indies

Polygon Recovery Fund L.P. (“PRF”)
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: Cayman Islands, British West Indies

Polygon Management L.P. (the “Manager”)
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: Cayman Islands, British West Indies

Polygon Equities Partners LLP (the “UK Investment Manager”)
4 Sloane Terrace
London SW1X 9DQ
United Kingdom
Citizenship: United Kingdom

Polygon Global Partners LP (the “US Investment Manager”)
399 Park Ave., 22nd Floor
New York, NY 10022
Citizenship: Delaware

Reade E. Griffith (“Mr. Griffith”)
4 Sloane Terrace

London SW1X 9DQ
United Kingdom
Citizenship: United States

Patrick G. G. Dear (“Mr. Dear”)
c/o Polygon Investment Partners LLP
4 Sloane Terrace
London SW1X 9DQ
United Kingdom

Item 2(d).	Title of Class of Securities:

Common stock, par value $0.001 per share, of Trump Entertainment Resorts, Inc. (“Common Stock”).

Item 2(e).	Trump Entertainment Resorts, Inc. Common Stock has the following CUSIP number: 89816T202.

Item 3.	Not Applicable.

Item 4(a).	Amount Beneficially Owned:

As of March 8, 2011, each Reporting Person may be deemed to be beneficial owner of 1,540,293 shares of Common Stock (the “Shares”).

Item 4(b).	Percent of Class:

14.4%

Item 4(c).	Number of shares as to which Reporting Persons have:

(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,540,293
(iii) Sole power to dispose of or to direct the disposition of: 0
(iv) Shared power to dispose of or to direct the disposition of: 1,540,293

All of the Shares are directly held by KRH.  KRH is a wholly-owned subsidiary of PRF, the general partner of which is PRFGP.  PRFGP, the Manager, the UK Investment Manager, the US Investment Manager, and the General Partner have voting and dispository control over securities owned by KRH and PRF.  Messrs. Griffith and Dear control the General Partner, the US Investment Manager, the UK Investment Manager, the Manager and PRFGP.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following

Item 6.	Ownership of More than Five Percent on Behalf of another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

See Exhibit 1.

Item 9.	Notice of Dissolution of the Group.

Not Applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of such person’s knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 10, 2011	KINGS ROAD HOLDINGS XIV LTD.

By: Polygon Equities Partners LLP, its investment manager

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

Date: March 10, 2011	POLYGON MANAGEMENT LTD.

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: March 10, 2011	POLYGON RECOVERY FUND GP

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: March 10, 2011	POLYGON RECOVERY FUND L.P.

By Polygon Recovery Fund GP, its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date:March 10, 2011	POLYGON MANAGEMENT L.P.

By Polygon Management Ltd., its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: March 10, 2011	POLYGON EQUITIES PARTNERS LLP

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Principal

Date: March 10, 2011	POLYGON GLOBAL PARTNERS LP
By: Polygon Management Ltd., its general partner

	By	/s/ Reade E. Griffith
Name: Reade E. Griffith
Title: Director

Date: March 10, 2011		/s/ Reade E. Griffith
Reade E. Griffith

Date: March 10, 2011		/s/ Patrick G. G. Dear
Patrick G. G. Dear

Exhibit Index

Exhibit 1 Identification of Members of the Group.

Exhibit 2 Joint Filing Agreement, dated as of March 10, 2011, by and among Kings Road Holdings XIV Ltd., Polygon Management Ltd., Polygon Recovery Fund GP, Polygon Recovery Fund L.P., Polygon Management L.P., Polygon Equities Partners LLP, Polygon Global Partners LP, Mr. Reade E. Griffith and Mr. Patrick G.G. Dear.